                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             Old Stone Corporation
                           -------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
                 Cumulative Voting Convertible Preferred Stock,
                      Series B, par value $1.00 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                   680293107
                                   680293305
                               ------------------
                                 (CUSIP Number)


William A. Ackman, Manager            With a copy to:
Manticore Properties, LLC             Morris Orens, Esq.
110 East 42nd Street, 18th Floor      Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York  10017             919 Third Avenue
(212) 286-0300                        New York, New York 10022
                                      (212) 758-9500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 30, 1997
                  -------------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 680293107                                         Page  2 of 10 Pages
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Manticore Properties LLC (133974831)
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF                  1,603,968 Common Shares
       SHARES           -------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER
      OWNED BY                   0
        EACH            -------------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
       PERSON                    1,603,968 Common Shares
         WITH           -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                 0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,603,968 Common Shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         00
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 680293107                                         Page  3 of 10 Pages
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Manticore Properties LLC (133974831)
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF                  297,018 Preferred Shares
       SHARES           -------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER
      OWNED BY                   0
        EACH            -------------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
       PERSON                    297,018 Preferred Shares
         WITH           -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                 0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         297,018 Preferred Shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.4%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         00
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 680293107                                         Page  4 of 10 Pages
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Gotham Partners, L.P. (133700768)
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF                  0
       SHARES           -------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER
      OWNED BY                   1,603,968 Common Shares
        EACH            -------------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
       PERSON                    0
         WITH           -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                 1,603,968 Common Shares
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,603,968 Common Shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 680293107                                         Page  5 of 10 Pages
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Gotham Partners, L.P. (133700768)
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF                  0
       SHARES           -------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER
      OWNED BY                   297,018 Preferred Shares
        EACH            -------------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
       PERSON                    0
         WITH           -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                 297,018 Preferred Shares
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         297,018 Preferred Shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.4%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 680293107                                         Page  6 of 10 Pages
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Gotham Partners II, L.P.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF                  0
       SHARES           -------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER
      OWNED BY                   1,603,968 Common Shares
        EACH            -------------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
       PERSON                    0
         WITH           -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                 1,603,968 Common Shares
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,603,968 Common Shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 680293107                                         Page  7 of 10 Pages
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Gotham Partners II, L.P.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
-------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF                  0
       SHARES           -------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER
      OWNED BY                   297,018 Preferred Shares
        EACH            -------------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
       PERSON                    0
         WITH           -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                 297,018 Preferred Shares
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         297,018 Preferred Shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.4%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D (this "Statement") relating to the beneficial ownership by Manticore Properties, LLC, a Delaware limited liability company (the "Purchaser"), wholly-owned by Gotham Partners, L.P., a New York limited partnership ("Gotham") and Gotham Partners II, L.P., a New York limited partnership ("Gotham II" and together with Gotham II, the "Funds"), of shares of Common Stock, par value $1.00 per shares (the "Common Shares") and shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per shares (the "Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The Reporting Persons have filed with the Securities and Exchange Commission (the "Commission") a Schedule 14D-1 and amendments thereto relating to their Offer to Purchase any and all Common Shares and any and all Preferred Shares on the terms and conditions set forth therein (the "Offer"). The Offer expired at 5:00 p.m. New York City time on December 17, 1997. The Purchaser accepted for payment all Shares validly tendered and not withdrawn as of the expiration of the Offer. Initially, the Purchaser had been advised by the depositary in the Offer that approximately 1,598,487 Common Shares and 300,423 Preferred Shares had been properly tendered as of the expiration of the Offer including Shares tendered by notice of guaranteed delivery. Subsequently, the Purchaser was advised by the Depositary that the number of Common Shares properly tendered as of the expiration of the Offer is approximately 1,405,956 rather than the 1,598,487 Common Shares originally reported and the number of Preferred Shares properly tendered as of the expiration of the Offer is approximately 297,018 rather than the 300,423 Preferred Shares originally reported. The discrepancy in the numbers is due to an error by the depositary in the counting of Shares which were tendered.

         The aggregate purchase price of the 1,405,956 Common Shares and 297,018 Preferred Shares accepted for payment by the Purchaser is $2,594,028, exclusive of additional costs and expenses of the Offer. Pursuant to an agreement between the Funds and the Purchaser, a copy of which was previously filed as Exhibit 1 to the Statement, the Funds contributed over $2,594,028 of equity capital to the Purchaser to pay for such Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based on the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (Reg. No. 33-21440), dated January 26, 1989, the Preferred Shares are convertible at the option of the holder for a period of twenty years after February 20, 1981 on the basis of one and one-third Common Shares for each two Preferred Shares during the first five years and thereafter are covertible on the basis of one and one-third Common Shares for that number of Preferred Shares determined by dividing the per share book value of the Common Shares as defined in the resolution creating the Preferred Shares by $20.00 but in no event will the number of Preferred Shares exchanged for one and one-third Common Shares be less than two shares.

         On the basis of the foregoing, the Preferred Shares held by the Reporting Persons are convertible into Common Shares on the basis of two Preferred Shares for each one and one-third Common Share. Accordingly, the 297,018 Preferred Shares owned by the Purchaser are convertible into 198,012 Common Shares.

         The Purchaser beneficially owns 1,603,968 Common Shares (including the 198,012 Common Shares into which the Preferred Shares owned by the Purchaser are convertible) or 19.0% of the outstanding Common Shares (which would be outstanding following such conversion) and 297,018 or 28.4% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by the Purchaser. Gotham and Gotham II have shared power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares as described below.

         Each of Gotham and Gotham II, through its ownership of the Purchaser, has the power to vote or direct the voting of and the power to dispose or direct the disposition of, the Shares held by the Purchaser. Accordingly, each of Gotham and Gotham II may be deemed to be the beneficial owner of the Shares held by the Purchaser, and thereby the beneficial owner of 1,603,968 or 19.0% of the outstanding Common Shares and 297,018 or 28.4% of the outstanding Preferred Shares.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,246,175 outstanding Common Shares and 1,046,914 outstanding Preferred Shares of the Issuer as of September 30, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

         (c) On December 17, 1997, the Purchaser accepted for payment all Shares validly tendered and not withdrawn as of the expiration of the Offer. Initially, the Purchaser had been advised by the depositary in the Offer that approximately 1,598,487 Common Shares and 300,423 Preferred Shares had been properly tendered as of the expiration of the Offer including Shares tendered by notice of guaranteed delivery. Subsequently, the Purchaser was advised by the Depositary that the number of Common Shares properly tendered as of the expiration of the Offer is approximately 1,405,956 rather than the 1,598,487 Common Shares originally reported and the number of Preferred Shares properly tendered as of the expiration of the Offer is approximately 297,018 rather than the 300,423 Preferred Shares originally reported. The discrepancy in the numbers is due to an error by the depositary in the counting of Shares which were tendered.

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 30, 1997                   MANTICORE PROPERTIES, LLC

                                            By: /s/ William A. Ackman
                                               --------------------------------
                                                Name:  William A. Ackman
                                                Title: Manager

                                            GOTHAM PARTNERS, L.P.

                                            By: Section H Partners, L.P.,
                                                its general partner

                                            By: Karenina Corporation
                                                a general partner of Section H
                                                Partners, L.P.

                                            By: /s/ William A. Ackman
                                               --------------------------------
                                                Name:  William A. Ackman
                                                Title: President

                                            GOTHAM PARTNERS II, L.P.

                                            By: Section H Partners, L.P.,
                                                its general partner

                                            By: Karenina Corporation
                                                a general partner of Section H
                                                Partners, L.P.

                                            By: /s/ William A. Ackman
                                               --------------------------------
                                                Name:  William A. Ackman
                                                Title: President